Exhibit 99.1
China Yuchai Announces Issuance of Short-Term Financing Bonds
by its Key Subsidiary
Singapore, Singapore — November 22, 2011 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that its key subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) has received approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated, unsecured, short-term financing bonds (“Bonds”) amounting to RMB 690 million. The Bonds will be issued on November 22, 2011 and mature on November 23, 2012. The par value and issue price of each Bond is RMB 100.
The Bonds will bear a fixed annual interest rate of 5.77%. Subscription to and trading of the Bonds is only available in China to institutional investors of China’s National Inter-bank Bond Market. The lead underwriter and bookrunner for the Bonds is the Industrial and Commercial Bank of China. All the proceeds from the issuance of the Bonds are to be used by GYMCL as working capital in 2011 and 2012. In view of the continued tight monetary policy in China, with the benchmark one-year lending rate currently at 6.56% and the discount rate for bank bills expected to remain at levels exceeding 5.77%, GYMCL decided on the Bonds issue as it would lower its financial costs caused by the tight credit policy in China as well as being a cost-effective method of raising capital.
This latest Bonds issuance is in addition to the RMB 1.7 billion short-term financing bonds issued by GYMCL in two tranches, in March and July 2011. GYMCL will continue to review its financing strategy according to changes in the economic environment and government monetary policy.
This press release does not constitute an offer of securities for sale in the United States, and securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to register any portion of the Bonds issue referred to above in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be by means of a prospectus that can be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.

About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com
Safe Harbor Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@grayling.com
dixon.chen@grayling.com